# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Highest Performances Holdings Inc., CIK 0001750264
CUSIP: 69373Y109
Title of class of securities: Class A Ordinary Share, par value $0.001 per share
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu, Chengdu, Sichuan Province, China (F4), 610036
Date of event which requires filing of this statement: 03/14/2025
Filed by CIK 0002052069
Persons authorized to receive notices and communications: Moonlit Group Ltd, c/o Katherine Wang ROOM 5031, 5/F, YAU, LEE CENTRE 45 HOI YUEN ROAD, KWUN TONG,, KOWLOON, Hong Kong (K3), 999077, 852-57874399

## Reporting persons
- Moonlit Group Ltd (CIK 0002052069): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 500,100,000; shared voting power 0; sole dispositive power 500,100,000; shared dispositive power 0; aggregate amount beneficially owned 500,100,000 (36.43% of the class)
  Comment: Note to Row 7, 9, 11: Includes (i) 100,000 Class A ordinary shares, par value $0.001 per share, of Highest Performances Holdings Inc. (the "Issuer") held by Moonlit Group Ltd, and (ii) 500,000,000 Class B ordinary shares, par value $0.001 per share, of Issuer held by Moonlit Group Ltd.
  
  Note to Row 13: The percentage calculation is based on 1,372,547,538 ordinary shares, comprising of 772,547,538 Class A ordinary shares and 600,000,000 Class B ordinary shares, of the Issuer outstanding as of March 14, 2025 according to records of the Issuer.
- Katherine Wang: type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 500,100,000; shared voting power 0; sole dispositive power 500,100,000; shared dispositive power 0; aggregate amount beneficially owned 500,100,000 (36.43% of the class)
  Comment: Note to Row 7, 9, 11: Includes (i) 100,000 Class A ordinary shares, par value $0.001 per share, of Issuer held by Moonlit Group Ltd, and (ii) 500,000,000 Class B ordinary shares, par value $0.001 per share, of Issuer held by Moonlit Group Ltd.
  Note to Row 13: The percentage calculation is based on 1,372,547,538 ordinary shares, comprising of 772,547,538 Class A ordinary shares and 600,000,000 Class B ordinary shares, of the Issuer outstanding as of March 14, 2025 according to records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.001 per share
Name of issuer: Highest Performances Holdings Inc.
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu, Chengdu, Sichuan Province, China (F4), 610036

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Moonlit Group Ltd. ("Moonlit") and Katherine Wang (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Moonlit is a limited liability company without any substantive operations. It is 100% owned by Katherine Wang.
Residence or business address: The principal business and office address of Reporting Persons is Room 5031, 5/F, Yau Lee Centre 45 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong K3, 999077.
Present principal occupation or employment: Ms. Katherine Wang's business address is located at Room 5031, 5/F, Yau Lee Centre, 45 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong K3, 999077. Ms. Katherine Wang is the director of Moonlit.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Moonlit is an exempt company with limited liability incorporated under the laws of British Virgin Island. Katherine Wang is a citizen of the Republic of Guinea-Bissau.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 and Item 6 is hereby incorporated by reference into this Item 3. On March 14, 2025, Sea Synergy Limited sent a written request (the "Written Request") to the Issuer to convert all of its Class B Ordinary Shares amounting 400,000,000 into fully paid and non-assessable Class A ordinary shares of the Issuer. With the approval of the board of directors of the Issuer, the conversion of the Class B ordinary shares (the "Share Conversion") has been completed on March 14, 2025. Following the Share Conversion, Moonlit beneficially owns 100,000 Class A ordinary shares and 500,000,000 Class B ordinary shares of the Company, representing 36.43% of the total issued and outstanding ordinary shares, and 82.27% of the aggregate voting power, of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the ADSs, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 500,100,000, representing 100,000 Class A ordinary shares and 500,000,000 Class B ordinary shares directly held by Moonlit Group Ltd which is 100% owed by Katherine Wang. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Ms. Wang may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Moonlit Group Ltd. The Reporting Persons' aggregate percentage of beneficial ownership is 36.43%, representing 82.27% of the voting power of the Issuer. Percentage of beneficial ownership of Reporting Persons is based on 1,372,547,538 ordinary shares, comprising of 772,547,538 Class A ordinary shares and 600,000,000 Class B ordinary shares, of the Issuer outstanding as of March 14, 2025 according to records of the Issuer. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole voting and dispositive power over the ordinary shares of reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the director and officer of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except for the agreement described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer that they beneficially own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated March 18, 2025 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of Moonlit Group Ltd (filed herewith)

## Signatures
- Moonlit Group Ltd: /s/ Katherine Wang, Katherine Wang/Director (03/18/2025)
- Katherine Wang: /s/ Katherine Wang, Katherine Wang (03/18/2025)